Exhibit 99.6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management discussion and analysis, which we refer to as the “MD&A”, of the financial condition and results of operations of MedMen NY, Inc. (the “Company”) is for the years ended December 31, 2020 and 2019. It is supplemental to, and should be read in conjunction with, the financial statements for the years ended December 31, 2020 and 2019, and the accompanying notes thereto (the “Annual Financial Statements”). The Annual Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP”.
The following discussion should be read in conjunction with, and is qualified in its entirety by, the Annual Financial Statements and the accompanying notes thereto. In addition to historical information, the discussion in this section contains forward-looking statements and forward-looking information (collectively, forward-looking information”) that involve risks and uncertainties. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans,” “expects,” “does not expect,” “proposed,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” “does not anticipate,” “believes,” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events, or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting the Company; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for the Company’s operations; and lack of qualified, skilled labor or loss of key individuals. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, including those set forth under the “Risk Factors” section and elsewhere in this Prospectus, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Financial information presented in this MD&A is presented in thousands of United States dollars (“$”), unless otherwise indicated. We round amounts in this MD&A to the thousands and calculate all percentages and per-share data from the underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding. Unless otherwise indicated, all references to years are to our fiscal year, which ends on December 31.
This MD&A was prepared by management of the Company and is dated and presented as of March 26, 2021.
Business Overview
The Company is a retail seller and cultivator of medical cannabis and has received the necessary governmental approvals and permitting to operate medical cannabis dispensary facilities and a cultivation facility in the State of New York. The dispensary facilities are located in Buffalo (Williamsville); Long Island (Lake Success); Syracuse (Galeville); and New York City (Fifth Avenue). The cultivation facility is located in Utica.
We were founded in 2015 and operate in the State of New York. As of March 26, 2021, we employ approximately 75 people.

Our product portfolio consists of a range of cannabis product categories including concentrates, vapes, tinctures, ground flower and other cannabis-related products.
Results of Operations
Year Ended December 31, 2020 Compared to 2020

	Year Ended December 31,
($ in thousands)	2020	2019	Increase / (Decrease)
Revenue, net	$9,148,884	$9,189,298	$(40,414)	(0.4%)
Cost of goods sold	4,364,585	4,173,970	190,615	4.6%
Gross profit	4,784,299	5,015,328	(231,029)	(4.6%)
Gross profit %	52%	55%

Operating expenses
General and administrative	10,485,162	13,186,153	(2,700,991)	(20.5%)
Sales and Marketing	14,000	1,617	12,383	88.5%
Impairment	18,074,243	0	18,074,243	100.0%
Depreciation and amortization	2,846,311	2,248,452	597,859	26.6%
Total operating expenses	31,419,716	15,436,222	15,983,494	103.5%
Operating loss	(26,635,417)	(10,420,894)	(16,214,523)	(155.6%)

Other Expense:
Interest expense	656	56,587	(55,931)	(98.8%)
Other	0	410,444	(410,444)	(100.0%)
Total Other Expense	656	467,031	(466,375)	(99.9%)
Loss before income taxes	(26,636,073)	(10,887,925)	(15,748,148)	(144.6%)
Income tax (benefit) expense	(2,275,616)	156,571	(2,432,187)	n/m
Net loss	(24,360,457)	(11,044,496)	(13,315,961)	(120.6%)
Revenue
Revenue for the year ended December 31, 2020 was $9,148,884, compared to $9,189,298 in 2019. The decrease in revenue was due to COVID-19 related restrictions partially offset by increased revenue from broader product offerings.
Cost of Goods Sold
Cost of goods sold for the year ended December 31, 2020 was $4,364,585, compared to $4,173,970 in 2019, driven by increased mix of third-party products sold in our retail stores.
Gross Profit
Gross profit for the year ended December 31, 2020 was $4,784,299, representing a gross margin of 52%, compared to 55% in 2019.

General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 was $10,485,162 compared to $13,186,153 in 2019. The decrease was primarily driven by lower payroll cost and other operating expenses.
Impairment
During the year ended December 31, 2020, management noted indicators of impairment of its long-lived assets due to the impacts of COVID-19. Accordingly, the Company recorded an impairment of $7,396,531 of its property which are included as a component of impairment expense in the accompanying statement of operations. In addition, the Company recorded a goodwill impairment loss in the amount of $10,677,692.
Income Tax Expense
Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted at year-end. For the year ended December 31, 2020, income tax expense totaled $2,275,616.
Since the Company operates in the cannabis industry, it is subject to the limitations of Section 280E of the Code, which prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross profit (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for federal purposes, the IRS has subsequently applied Section 280E to state legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. This results in permanent differences between ordinary and necessary business expenses deemed non-deductible under IRC Section 208E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss, primarily driven by non-deductible expense.
Liquidity and Capital Resources
We are an emerging growth company and our primary sources of liquidity are operating cash flows and contributions from our parent company. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenue and earnings over both the immediate and long term. Capital reserves are being utilized for acquisitions in the medical and adult use cannabis markets, for capital expenditures and improvements in existing facilities, product development and marketing, as well as customer, supplier, and investor and industry relations.
Financing History and Future Capital Requirements
To date, we have used contributions from our parent company as a source of liquidity for short-term working capital needs and general corporate purposes.
As of December 31, 2020, and 2019, the Company had total current liabilities of $8,852,487 and $6,621,052, respectively, and cash and cash equivalents of $733,811 and $297,150, respectively, to meet its current obligations.
Cash Flows

(in thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash used in operating activities	$4,552,123	$6,368,947
Net cash used in investing activities	775,440	8,559,892
Net cash provided by financing activities	5,764,224	14,498,851

Operating Activities
Net cash used in operating activities decreased by $1,816,824 during 2020, as compared to 2019, primarily driven by the decrease in general and administrative expenses.
Investing Activities
Net cash used in investing activities decreased by $7,784,452 during 2020, as compared to 2019, primarily due to decrease in construction spend and purchases of property and equipment.
Financing Activities
Net cash provided by financing activities decreased by $8,734,627during 2020, as compared to 2019, primarily due to decreased cash used in operating and investing activities.
Contractual Obligations and Other Commitments and Contingencies
As of December 31, 2020, the Company does not have material future contractual obligations other than the operating leases disclosed in the financial statements.
Off-Balance Sheet Arrangements
As of the date of this MD&A, we do not have any off-balance-sheet arrangements, as defined by applicable regulations of the Securities and Exchange Commission, that have, or are reasonably likely to have, a current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed in varying degrees to a variety of financial instrument related risks. The Company mitigates these risks by assessing, monitoring and approving our risk management processes.
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 is the carrying amount of cash and cash equivalents. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions.
We provide credit to our customers in the normal course of business. We have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the effective management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity at all times to settle obligations and liabilities when due.
Market Risk
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, raw materials, and other commodity prices. Strategic and operational risks may arise if we fail to carry out business operations and/or raise sufficient equity and/or debt financing. Strategic opportunities or threats may arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. We seek to mitigate such risks by consideration of potential development opportunities and challenges.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our financial debts have fixed rates of interest and therefore expose us to a limited interest rate fair value risk.
Commodities Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by us aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these materials would not have a significant effect on our annual results of operations or cash flows, as these costs are generally passed through to our customers. However, such an increase could have an impact on our customers’ demand for our products, and we are not able to quantify the impact of such potential change in demand on our annual results of operations or cash flows.
COVID-19 Risk
We are monitoring COVID-19 closely, and although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Our operations are ongoing as the cultivation, processing and sale of cannabis products is currently considered an essential business by the states in which we operate with respect to all customers (except for Massachusetts, where cannabis has been deemed essential only for medical patients). In all locations where regulations have been enabled by governmental authorities, we have expanded consumer delivery options and curbside pickup to help protect the health and safety of our employees and customers. The pandemic has not materially impacted our business operations or liquidity position to date. We continue to generate operating cash flows to meet our short-term liquidity needs. The uncertain nature of the spread of COVID-19 may impact our business operations for reasons including the potential quarantine of our employees or those of our supply chain partners or a change in our designation as “essential” in states where we do business that currently or in the future impose restrictions on business operations.